Presseinformation
Press release
Bulletin de presse
Boletín de prensa

03 MAR 25 AM 7:21

KRONES

03007696

11.03.03

KRONES' balance sheet developing nicely

82-3871

SUPPL

Solidly successful strategy progressed

The KRONES Group is progressing its continuous growth. The world's market leader for beverage bottling/canning lines and packaging machinery, headquartered in Neutraubling near Regensburg, Germany, finished the 2002 business year with new record figures for profits, sales and order bookings. The group's profitability improved once again in the 2002 business year.

Net income (subject to final auditing) increased by 13.9 percent to reach 57.3 million euros (preceding year: 50.3 million euros). Consolidated sales rose by 11.9 per cent to 1,305 million euros (preceding year: 1,165 million euros).

KRONES' Executive and Supervisory Boards will propose to the AGM an increased dividend for KRONES stock, still being traded on the M-Dax even after the reorganisation of the stock exchange, to 1.00 euro for the ordinary shares (preceding year: 0.90 euros) and to 1.10 euros for the preference shares (preceding year: 1.00 euro).

KRONES' order bookings rose by 10.0 per cent to reach 1,309 million euros (preceding year: 1,190 million euros). Orders on hand at the end of the year came to 614 million euros (preceding year: 610 million euros) constituting a solid foundation for the ongoing business year.

Krones once again succeeded in bucking the overall downtrend in the global economy and coping with a generally strained situation overall. The machinery manufacturer and complete-system vendor gained market share, and enhanced its top-ranking status.

Despite the uncertain global conditions and an unpredictable economic future, KRONES is looking forward with assurance to the rest of 2003, confidently anticipating further growth.
A specific forecast on the company's performance will not be possible until the figures for this year's first quarter are available.

You will also find this press release for downloading on the internet under http://www.krones.com.

KRONES AG
Press Dept.
Böhmerwaldstrasse 5
D-93068 Neutraubling
Germany
Telephone ++49 (0) 9401 / 70-2222
Telefax ++49 (0) 9401 / 70 3496
email presse@krones.de
internet www.krones.com